Exhibit 99.2

Press Contacts:
Rhiannon Staples
NICE Actimize
+1-212-994-3878
rhiannon.staples@actimize.com

Investors:
Anat Earon-Heilborn
NICE Systems Ltd.
+1 877 245 7449
ir@nice.com

NICE Actimize Selected by Green Dot to Provide Enterprise-wide Risk Management and
Compliance Solutions

NICE Actimize’s Fraud Prevention, Anti Money-Laundering and Case Management Solutions to Support
Enhanced Customer Protection and Regulatory Compliance

NEW YORK – January 05, 2011 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single risk and compliance software platform for the financial services industry, today announced that it has been selected by Green Dot Corporation, a leading prepaid financial services company, to provide a comprehensive suite of risk management solutions as the Company positions itself for continued growth and market leadership.  NICE Actimize’s Card Fraud, AML Suspicious Activity Monitoring, Know Your Customer/Customer Due Diligence and Enterprise Risk Case Manager solutions, will help Green Dot in its efforts to continue to detect and prevent fraud and money laundering activity, as well as manage related investigations and regulatory reporting requirements.

Green Dot is a leading provider of general purpose reloadable prepaid cards with more than 3.3 million active cards as of September 30, 2010.  As the prepaid card market and the Company have grown, Green Dot realized a need to advance the sophistication of its systems and adopt an enterprise solution that would provide greater operational efficiencies and flexibility.  NICE Actimize’s risk and compliance solutions provide financial organizations like Green Dot, with the ability to leverage proven, packaged solutions and technology that can be adapted to meet the card industry’s expanding needs.

“The prepaid card space is rapidly expanding, and we want to remain at the forefront of the industry by leveraging compliance and risk management technology that provides the breadth and flexibility required for growth as our organization and industry evolve,” said John Morton, Chief Risk Officer for Green Dot.  “NICE Actimize’s enterprise approach to mitigating and managing fraud and money laundering risks affords us the opportunity to better service our customers, while also increasing the efficiency of our internal investigations workflow and reporting.”

Green Dot will implement the Actimize Card Fraud solution to enable real-time fraud prevention, the Actimize AML Suspicious Activity Monitoring solution to address its anti-money laundering obligations with greater operational efficiency, the Actimize Know Your Customer/Customer Due Diligence (KYC/CDD) solution to support intelligent risk-based authorization and loading decisions for new and existing card customers.  The Actimize Enterprise Risk Case Manager solution will provide an enterprise-level view of customer activity across the enterprise. Built on a single core risk platform, NICE Actimize’s solutions connect seamlessly to provide comprehensive risk management and compliance support.

“Green Dot continues to demonstrate its leadership and foresight by proactively increasing the sophistication of its risk management controls and focusing on market growth and customer service,” said Amir Orad, president and CEO of NICE Actimize.  “Customer safety and loyalty are critical in the card market.  Green Dot is ensuring that all of the right mechanisms are in place to safeguard its greatest asset – its customers.”

NICE Actimize, a NICE Systems company, is the world’s largest and broadest financial crime, risk and compliance solutions provider.  The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world’s largest financial institutions, including all of the top 10 banks, the company’s solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time.  Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security.  NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Orad, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.